Filed Pursuant to Rule 433
Registration No. 333-112708
December 6, 2006

STEEPLS™

Enhanced Equity Exposure

Bank of America

Related Documentation

This document generally describes the terms of Bank of America Corporation STrategic Equity Exposure Performance Linked Securities™ “STEEPLS™” (the “STEEPLS”). This document should be read together with the prospectus supplement for Medium-Term Notes, Series K, dated April 15, 2004 and the prospectus dated April 14, 2004. Terms used below have the meanings given to them in the prospectus supplement, unless the context requires otherwise. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we”, “us”, “our,” or similar references are to Bank of America Corporation.

In connection with each offering of STEEPLS, we will issue a final pricing supplement describing the specific terms of the offering. In addition, prior to the pricing of the offering, we expect to provide to you either a preliminary pricing supplement relating to the offering, or a detailed term sheet, which in each case will set forth those terms in preliminary form.

We have filed a registration statement (including the prospectus supplement and the prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this communication relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about us and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 8432).

You may access the prospectus supplement and the attached prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website): http://www.sec.gov/Archives/edgar/data/70858/000119312504063259/d424b5.htm

The terms of the STEEPLS described herein may be modified, as described in the applicable pricing supplement, which will also be filed with the SEC.

STEEPLS™ and STrategic Equity Exposure Performance Linked Securities™ are our trademarks.

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Bank of America Corporation STEEPLS

STEEPLS provide you with an opportunity to participate in the potential appreciation of one or more securities or securities indices (the “Underlying Equity”). However, STEEPLS are not principal protected, and the amount that you receive at maturity may be less than the face amount of your STEEPLS. You may lose some or all of your investment in the STEEPLS. The amount that you receive at maturity will be based upon the level of the Underlying Equity shortly before the maturity date of your STEEPLS.

STEEPLS are our senior debt securities. However, STEEPLS differ from traditional debt securities in that they contain a derivative component, they are not principal protected, and you will not receive interest payments.

At maturity, instead of receiving the face amount of your STEEPLS, you may receive an amount that is greater or less than the face amount, depending upon the average of the closing levels of the Underlying Equity during a period of trading days (typically three) (“Maturity Valuation Period”) occurring shortly before the maturity date of the STEEPLS. See “Payment at Maturity.”

STEEPLS are issued in minimum denominations of $1,000, and whole multiples of $1,000.

STEEPLS will not be listed on any stock exchange. There may be little or no secondary market for your STEEPLS.

We expect that one or more of our broker-dealer subsidiaries, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will act as our selling agent in connection with each offering of STEEPLS.

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The Underlying Equity

The amount that you will receive at maturity of your STEEPLS will be determined by reference to the level of the Underlying Equity during the Maturity Valuation Period.

The Underlying Equity may consist of:

•	US broad-based equity indices*

•	US sector or style-based equity indices*

•	Non-US or global equity indices*

•	Common shares of US issuers registered under the Securities Exchange Act of 1934 (the “Exchange Act”)

•	Common shares (or equivalent) of non-US issuers registered under the Exchange Act

•	Broad-based Exchange Traded Funds (ETFs)*

•	Sector or style-based Exchange Traded Funds (ETFs)*

The applicable pricing supplement will set forth the specific Underlying Equity for the STEEPLS and provide information as to the historical levels of the Underlying Equity. However, historical levels of the Underlying Equity are not indicative of the future performance of the Underlying Equity or the performance of the STEEPLS.

The Underlying Equity may consist of a single index or a single stock. Alternatively, the Underlying Equity may consist of a group, or “basket,” of indices, stocks, or other types described above. If the Underlying Equity consists of a basket, the applicable pricing supplement also will set forth, among other information about the basket, the applicable weighting of each component of the basket, and information as to the calculation of the “Basket Level.”

If we issue any STEEPLS in which the Underlying Equity consists of one or more common shares, each issuer of such shares (a “Stock Issuer”) will be a company that is subject to the information requirements of the Exchange Act, and that files reports and other information with the SEC. Each Stock Issuer will have a class of common equity securities registered under the Exchange Act. However, if the Stock Issuer is not a United States company, the return on the STEEPLS may depend on the performance of an equity security that is not listed or traded in the United States. This may occur, for example, if the Stock Issuer is traded in the United States, but the common equity securities of the Stock Issuer are traded on one or more foreign stock exchanges.

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The Underlying Equity (cont.)

Please note that, for ease of reference, certain defined terms in the following sections, such as “Index Return”, contemplate STEEPLS in which the Underlying Equity consists of a single securities index. If the Underlying Equity were to consist of, for example, a basket of stocks, these defined terms would be adjusted accordingly in the applicable pricing supplement to terms such as “Basket Return.”

*	Pending the execution of proper licensing agreements.

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Payment at Maturity

At maturity, you will receive a cash payment for each $1,000 face amount of STEEPLS that you hold. This payment will be calculated as follows:

Payment at maturity = $1,000 × (1 + Index Return)

The “Index Return” will be calculated as follows:

•	If the Ending Level (as defined below) is greater than the Starting Level (as defined below):

•	If the Ending Level is equal to or less than the Starting Level:

The Index Return will be rounded to the nearest ten-thousandth and then expressed as a percentage.

In no event will the Index Return exceed the “Maximum Return” that we will set on the applicable pricing date for each offering of STEEPLS. As a result of this limitation on the Index Return, the cash payment that you will receive at maturity for each $1,000 face amount of STEEPLS will be limited, and you may not participate in the full appreciation (if any) of the Underlying Equity.

We will determine the Starting Level on the pricing date for each offering of STEEPLS. The “Starting Level” will be equal to the closing level of the Underlying Equity on the pricing date. The calculation agent will determine the “Ending Level,” which is the average of the closing levels of the Underlying Equity during the Maturity Valuation Period.

The “Enhancement Factor” for each offering of STEEPLS will be set on the applicable pricing date. The Enhancement Factor will represent the extent to which the upside performance of STEEPLS is affected by the upside price performance of the Underlying Equity, limited by the Maximum Return.

As a result of these provisions:

•	if the Index Return is positive, your return on the STEEPLS will represent the percentage increase in the Underlying Equity, multiplied by the Enhancement Factor, but subject to the Maximum Return; and

•	if the Index Return is negative, your return on the STEEPLS will represent the percentage decrease in the Underlying Equity, equal to the percentage decrease. In this case, you will lose some or all of your investment in the STEEPLS.

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Examples of Payment at Maturity

The following graph illustrates the STEEPLS percentage returns for a range of hypothetical returns on the Underlying Equity. The graph is for purposes of illustration only. The percentage returns for STEEPLS and the Underlying Equity set forth in the graph may not reflect the actual terms of your STEEPLS, or the returns on your STEEPLS. The graph is based on a hypothetical Maximum Return of 22.00%, and a hypothetical Enhancement Factor of 3.

Because you will not receive more than the Maximum Return, the following graph illustrates that, for STEEPLS in which the Maximum Return is 22.00%, you will realize the maximum effect of the hypothetical Enhancement Factor of 3 when the Ending Level exceeds the Starting Level by 7.33%.

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Examples of Payment at Maturity (cont.)

Below are three hypothetical examples of the calculation of the payment to be received at maturity for STEEPLS with a principal amount of $1,000. In each case, the examples assume the hypothetical Starting Level of 1,700.00, the Enhancement Factor of 3, and the hypothetical Maximum Return of 22.00%.

Example 1- The hypothetical Ending Level is less than the Starting Level:

Starting Level: 1,700.00

Ending Level: 850.00

Payment at Maturity = $1,000 × (1 + (– 50.00%)) = $500.00

Example 2- The hypothetical Ending Level is greater than the Starting Level by 7.33%:

Starting Level: 1,700.00

Ending Level: 1,824.61

Payment at Maturity is $1,000 × (1 + 22.00%) = $1,220.00

Example 3- The hypothetical Ending Level is greater than the Starting Level by more than 7.33%:

Starting Level: 1,700.00

Ending Level: 1,983.22

The Index Return cannot be greater than the Maximum Return of 22.00%; therefore, the Index Return will equal 22.00%.

Payment at Maturity is $1,000 × (1 + 22.00%) = $1,220.00

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Summary of Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax consequences of the STEEPLS to certain United States holders that acquire the STEEPLS upon their original issuance at the issue price. This summary does not deal with persons in special tax situations. You should refer to the applicable pricing supplement, which will contain a more detailed United States federal income tax summary. The tax consequences of investing in the STEEPLS are complex and you should consult your own tax advisor concerning the application of the United States federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership and disposition of the STEEPLS arising under the laws of any state, local or foreign jurisdiction.

General

Under the terms of STEEPLS, we and every investor in STEEPLS agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat STEEPLS for all tax purposes as a single financial contract with respect to the Underlying Equity that (1) requires the investor to pay us at inception an amount equal to the purchase price of STEEPLS and (2) entitles the investor to receive at maturity an amount in cash based upon the performance of the Underlying Equity. However, this characterization of STEEPLS is not binding on the Internal Revenue Service (the “IRS”) or the courts and other alternative United States federal income tax characterizations of STEEPLS are possible, which, if applied, also could affect the timing and character of the income or loss with respect to STEEPLS described below. No statutory, judicial, or administrative authority directly addresses the characterization of STEEPLS or any similar instruments for United States federal income tax purposes, and therefore significant aspects of the United States federal income tax consequences of an investment in STEEPLS are not certain. In addition, no ruling is being requested from the IRS with respect to their proper characterization and treatment. Accordingly, you are urged to consult your tax advisor regarding the United States federal income tax consequences of an investment in STEEPLS, including possible alternative characterizations, and regarding any tax consequences arising under the laws of any state, local, or foreign taxing jurisdiction. The following discussion is based on the characterization described above.

Tax Basis

A United States holder’s tax basis in STEEPLS will equal the amount paid by that holder to acquire them.

Settlement of STEEPLS at Maturity

Upon receipt of the cash payment at maturity, a United States holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the United States holder’s basis in STEEPLS. This capital gain or loss generally will be long-term capital gain or loss, as the case may be, if the United States holder held STEEPLS for more than one year at maturity. The deductibility of capital losses is subject to limitations under the United States Internal Revenue Code and applicable Treasury regulations.

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Summary of Certain United States Federal Income Tax Consequences (cont.)

Sale or Exchange of STEEPLS

Upon a sale or exchange of STEEPLS prior to their maturity, a United States holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the United States holder’s basis in STEEPLS sold or exchanged. This gain or loss generally will be long-term capital gain or loss if the United States holder held STEEPLS for more than one year at the time of disposition. Otherwise, this gain or loss will be short-term capital gain or loss.

* * *

The pricing supplement will set forth additional information about the United States federal income tax consequences of the STEEPLS, including possible alternative tax treatments of the STEEPLS, backup withholding, and information reporting considerations, and, if applicable, certain tax consequences applicable to non-United States holders.

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Risk Factors

An investment in the STEEPLS entails significant risks. The following is a list of some of the principal risks associated with an investment in the STEEPLS. You should refer to the applicable pricing supplement, which will contain a detailed discussion of the risks associated with the STEEPLS. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the STEEPLS, including those described below, with your advisors in light of your particular circumstances. The STEEPLS are not an appropriate investment for you if you are not knowledgeable about the significant elements of the STEEPLS or financial matters in general.

•	Your investment may result in a loss; there is no guaranteed return of principal.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity.

•	Your investment return may be less than a comparable investment directly in the Underlying Equity.

•	The trading market for the STEEPLS may be limited.

•	If you attempt to sell the STEEPLS prior to maturity, the market value of the STEEPLS, if any, may be less than the principal amount of the STEEPLS. A variety of complex and interrelated factors could reduce the market value of the STEEPLS, including:

•	Market value of the Underlying Equity;

•	Volatility of the Underlying Equity;

•	General economic and other conditions;

•	Interest rates;

•	Time to maturity;

•	Volatility of any foreign currency* which relates to the level of the Underlying Equity;

•	Dividend yield on the Underlying Equity; and

•	Earnings performance and creditworthiness of the Underlying Equity.

•	Changes in our credit ratings could reduce the market value of the STEEPLS.

•	Our hedging activities may affect the amount you receive at maturity and the market value of the STEEPLS.

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Risk Factors (cont.)

•	Unless otherwise specified in the applicable pricing supplement, we and our affiliates are not affiliated with any issuers of the securities comprising the Underlying Equity, and are not responsible for any disclosure made by those companies.

•	You have no rights as a security holder, and you are not entitled to dividends, interest payments, or other distributions by the issuer or issuers of the Underlying Equity.

•	Our trading and hedging activities may create conflicts of interest with you.

•	Our business activities may create conflicts of interest with you.

•	Secondary market prices of the STEEPLS may be affected adversely by the inclusion in the original issuance price of the STEEPLS of the agents’ commissions and costs of hedging our obligations under the STEEPLS.

•	There may be potential conflicts of interest between you and the calculation agent. We have the right to appoint and remove the calculation agent.

•	The United States federal income tax consequences of STEEPLS are uncertain.

*	Only applicable if the level of the Underlying Equity depends upon one or more levels determined on a foreign securities exchange, such as an Underlying Equity that consists of a non-US stock index.

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